MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

ASSETS		
Cash	$	3,580,805
Receivable from clearing broker, including clearing deposit of $100,000		115,570
Receivable from other broker-dealers		668,056
Management fee receivable		50,823
Office equipment, net of accumulated depreciation of $13,520		45,879
Other assets		36,114
TOTAL ASSETS	$	4,497,247
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to related party	$	95,134
Accounts payable and accrued expenses		72,529
Total liabilities		167,663
Stockholder's equity		
Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		989,007
Retained earnings		3,339,577
Total stockholder's equity		4,329,584
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,497,247

See accompanying notes to financial statements.